  Peace Arch® Entertainment Group Inc. Reports

Fiscal 2006 Year-End Results

REVENUES DOUBLE TO $21.3 MILLION FOR FISCAL 2006 AS COMPANY IMPLEMENTS STRATEGIC BUSINESS PLAN FOR GROWTH IN WORLDWIDE FILM AND TELEVISION INDUSTRY

TORONTO—(MARKET WIRE) – November 29, 2006 -- Peace Arch Entertainment Group Inc. (AMEX: PAE - News) (Toronto: PAE - News) today announced operating results for fiscal 2006, the 12-month period ended August 31, 2006.

The Company’s revenues for fiscal 2006 were $21.3 million up 98% from $10.7 million last year.  The significant growth in revenues reflects a 46% increase in Television segment revenues as well as the result of sales generated by the Company’s new Home Entertainment sector through the acquisition of kaBOOM! Entertainment Inc. in the second quarter.

Peace Arch reported a net loss of $4.1 million, or $0.19 per diluted share in fiscal 2006, compared to net earnings of $1.4 million, or $0.07 per diluted share for fiscal 2005.  The decrease in earnings year over year is primarily driven by: the inclusion in fiscal 2005 net earnings of a one-time gain of $2.6 million relating to the settlement of an obligation, the overall growth of corporate infrastructure, higher stock based compensation and warrant expense associated with investor relations, equity financing and bridge financing.  The higher net interest expense of $1.6 million in fiscal 2006 was primarily associated with a charge of $0.7 million in 2006 representing the financing costs associated with the acquisition of kaBOOM!.

Peace Arch Entertainment Group Inc. Chief Executive Officer Gary Howsam, stated, “In fiscal 2006, we began to see results of our aggressive growth strategy to refocus our business on distribution and sales and building new revenue sources.  Revenues grew by 98% to $21.3 million with a substantial increase in the number of film and television programs acquired, as well as the diversification of our operations with the recently purchased DVD distribution business, kaBOOM! Entertainment Inc.  The Company solidified its management team in 2006 by adding noted industry veterans focused on sales and distribution.  During the year we funded strategic acquisitions and incurred significant charges associated with these ongoing efforts. The costs of acquiring kaBOOM!, building the sales group and commencing active investor relations had a negative impact on our net earnings for the year. However, we believe that we have done a good job in delivering on our strategic priorities in 2006.  With the continued expansion of our sales operations and our anticipated closing of the acquisition of a film and television library, we now expect future revenue and earnings growth while steadily increasing shareholder value.”

During fiscal 2006, the Company delivered ten feature films and nine other features for distribution were in production at year-end, in addition to a television event mini-series, “The Tudors.”  The Company further expanded its television division beyond its traditional lifestyle and documentary niche to include made-for-television movies, series and mini-series.  The Company delivered ten episodes of lifestyle programming, two documentaries and one made-for-television movie.  In addition, the Company had one mini-series, two television series and three made-for-television movies in production at year end.  During fiscal 2005, Peace Arch delivered six feature films and 26 episodes of a television series and had two motion pictures, one television lifestyle series and one television pilot in production at year end.

As at August 31, 2006, Peace Arch’s total shares outstanding was 31,308,665 Common Shares (including 343,689 shares in escrow) and 4,347,827 Series I Preference Shares and 2,661,929 Series II Preference Shares.  The Company also has outstanding 1,685,896 Series II Preference Share purchase warrants and 1,769,000 Common Share purchase warrants.

Fiscal 2006 Q4 highlights and subsequent events include:

•

The Company entered into an agreement with Sony Picture Home Entertainment (SPHE), whereby SPHE acquired from the Company worldwide distribution rights outside North America to the television series “The Tudors,” a landmark, ten-part drama based on the life of young King Henry VIII of England that will premiere on Showtime in the United States and the CBC in Canada.

•

The Company’s film “Delirious” starring Steve Buscemi, Michael Pitt, Alison Lohman and Gina Gershon, was awarded three coveted prizes and garnered rave reviews in the elite competition section of the San Sebastian International Film Festival.

•

The Company acquired worldwide distribution rights to the feature film “Watching The Detectives,” a romantic comedy starring Cillian Murphy and Lucy Liu that is now in the post-production phase.

•

The Company signed a multi-picture production and distribution agreement with RHI Entertainment, one of the world’s premiere producers of made-for-television movies and mini-series, which has resulted to date in five new television motion pictures expected to be distributed in fiscal 2007.

•

The Company entered into an agreement with Corus Entertainment that includes the licensing of up to 30 Peace Arch projects to Movie Central, one of Canada’s leading pay television services.

•

Peace Arch extended its multi-picture licensing agreement with Genius Products, one of the top DVD distributors in the United States, providing the Company with a dependable channel to the world’s largest consumer market for home entertainment products.

•

The Company completed an arm’s length private placement of 7.5 million of its Common Shares to a group of institutional and private investors at a purchase price of CAD$1.21 per share, yielding gross proceeds of CAD$9,075,000.  The investment group was headed by respected industry leader Todd Wagner.

For full Financial Statements, Note Disclosure and MD&A, please refer to the Company’s filings, which are available at: www.sedar.com and www.sec.gov/edgar.

About Peace Arch® Entertainment Group Inc.

Peace Arch® Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch Home Entertainment is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement to acquire Castle Hill Productions and Dream LLC, whose library of more than 500 classic, contemporary and genre films is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs. For additional information, please visit www.peacearch.com.

For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-

capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

contact:

Roy Bodner

Vice President Public Relations

Peace Arch Entertainment

310.450.1711 or rbodner@peacearch.com

or

Financial Communications

Trilogy Capital Partners

Paul Karon

Toll-free: 800-592-6067

paul@trilogy-capital.com

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

As at August 31, 2006 and 2005

(expressed in thousands of Canadian dollars)

	2006 $	2005 $

Assets

Cash and cash equivalents	1,216	1,428

Accounts and other receivables	21,471	13,022

Inventory	1,830	-

Investment in film and television programming	29,174	15,559

Prepaid expenses and deposits	370	163

Property and equipment	571	399

Intangible assets	1,875	-

Goodwill	5,252	-

Deferred acquisition costs	511	-

Restricted term deposits	21,272	20,597

	83,542	51,168

Liabilities

Bank credit facility	1,811	-

Production loans	29,762	16,038

Accounts payable and accrued liabilities	11,384	4,661

Deferred revenue	799	523

Future income tax liability	883	-

Revenue guarantee obligation	21,272	20,597

	65,911	41,819

Shareholders’ Equity

Capital stock	21,760	9,889

Contributed surplus	2,864	2,342

Warrants	1,010	693

Other paid-in capital	680	680

Deficit	(8,683)	(4,255)

	17,631	9,349

	83,542	51,168

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

For the years ended August 31, 2006, 2005 and 2004

(expressed in thousands of Canadian dollars, except per share amounts)

	2006 $	2005 $	2004 $

Revenue	21,258	10,747	21,236

Expenses
Amortization of investment in film and television programming, and other production costs	8,432	8,636	18,774
Home entertainment direct costs	7,538	-	-
Selling, general and administrative	8,085	3,888	3,370
Other amortization	347	74	17

	24,402	12,598	22,161

Loss from operations before the undernoted	(3,144)	(1,851)	(925)

Interest income	1,126	818	39
Interest expense	(2,872)	(953)	(220)
Provision for obligation to issue shares	-	-	(207)
Gain on sale of asset	44	98	-
Foreign exchange gain (loss)	659	679	(575)
Gain (loss) on settlement of obligations	(41)	2,560	-
Recovery of selling, general and administration expenses	-	145	427
Non-controlling interest	-	(47)	-

(Loss) earnings before income taxes	(4,228)	1,449	(1,461)

Income tax recovery	108	-	977

Net (loss) earnings for the year	(4,120)	1,449	(484)

Net (loss) earnings per common share
Basic	(0.19)	0.07	(0.03)

Diluted	(0.19)	0.07	(0.03)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

For the years ended August 31, 2006, 2005 and 2004

(expressed in thousands of Canadian dollars)

	2006 $	2005 $	2004 $

Deficit – Beginning of year	(4,255)	(35,442)	(34,958)

Effect of adoption of Accounting Guideline-15	-	53	-
Reduction in stated capital	-	29,707	-
Preference share dividends	(308)	(22)	-
Net (loss) earnings for the year	(4,120)	1,449	(484)

Deficit – End of year	(8,683)	(4,255)	(35,442)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

For the years ended August 31, 2006, 2005 and 2004

(expressed in thousands of Canadian dollars)

	2006 $	2005 $	2004 $

Cash flows from operating activities
Net (loss) earnings for the year	(4,120)	1,449	(484)
Items not affecting cash
Amortization of film and television programming	5,743	7,822	14,693
Income tax recovery	(108)	-	(989)
Other amortization	347	74	17
Amortization of deferred financing costs	701	-	-
Provision for share issuance	-	-	207
Stock-based compensation and warrant costs	1,368	257	11
Gain (loss) on settlement of obligations	41	(2,560)	-
Non-controlling interest	-	47	-
Gain on sale of asset	(44)	(98)	-
Writedown of investment in film and television programming	468	-	2,516
Investment in film and television programming	(18,755)	(5,031)	(14,754)
Changes in non-cash operating working capital	(3,621)	(7,732)	2,029

	(17,980)	(5,772)	3,246

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc, net of cash acquired	(7,234)	-	-
Property and equipment purchases	(168)	(51)	(71)

	(7,402)	(51)	(71)

Cash flows from financing activities
Issuance of working credit facility	1,811	-	-
Issuance of term loan	3,500	-	-
Payment of term loan	(3,500)	-	-
Issuance of preference shares	1,516	1,656	-
Issuance of warrants	-	693	-
Payment of preference share dividends	(211)	(22)	-
Issuance of common shares	8,624	-	47
Deferred financing costs	(293)	-	-
Issuance of production loans	31,988	9,666	9,088
Repayment of production loans	(18,265)	(6,226)	(11,737)

	25,170	5,767	(2,602)

Decrease in cash and cash equivalents	(212)	(56)	573

Cash and cash equivalents – Beginning of year	1,428	1,484	911

Cash and cash equivalents – End of year	1,216	1,428	1,484

Supplemental cash flow information
Interest paid	1,608	717	657